UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Lexar Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52886P104

(CUSIP Number)

Roderic W. Lewis, Esq.

General Counsel

Micron Technology, Inc.

8000 S. Federal Way

Boise, Idaho  83716-9632

(208) 368-4000

With a copy to:

Kenton J. King, Esq.

Celeste E. Greene, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, California 94301

(650) 470-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52886P104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Micron Technology, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,737,369 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,737,369 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,737,369 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Includes shares held by directors, officers or affiliates of directors of Lexar as of March 8, 2006 and options exercisable within 60 days after such date.

(2)   Based on 81,594,594 shares of Common Stock (as defined in Item 1 below) issued and outstanding as of March 2, 2006.

Item 1.	Security and Issuer

The class of equity security to which this Schedule 13D relates is the common stock, $0.0001 par value (the “Common Stock”), of Lexar Media, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 47300 Bayside Parkway, Fremont, California  94538.

Item 2.	Identity and Background

The name of the person filing this Schedule 13D is Micron Technology, Inc., a Delaware corporation (“Micron”). Micron is an industry leading, global manufacturer and marketer of semiconductor devices, principally DRAM and NAND Flash memory, and CMOS image sensors. Micron’s products are key components used in a broad array of electronic applications including personal computers, workstations, network servers, mobile phones, flash memory cards, USB storage devices, digital still cameras, MP3 players and other consumer electronics products.

Micron’s executive offices are located at 8000 South Federal Way, Boise, Idaho 83716-9632.

The name, citizenship, principal occupation and business address of each executive officer and director of Micron are set forth in Schedule I hereto, which is incorporated by reference herein.

During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I hereto) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Micron has entered into a voting agreement, dated March 8, 2006, with each of the directors and executive officers of the Issuer, as described in Item 4 below. The voting agreements were entered into in consideration of the execution and delivery of the Merger Agreement (as defined in Item 4 below) and Micron did not pay any additional consideration in connection with the execution and delivery of the voting agreements.

Item 4.	Purpose of Transaction

On March 8, 2006, the Issuer, Micron and March 2006 Merger Corp., a Delaware corporation and direct wholly-owned subsidiary of Micron (“AcquisitionCo”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Issuer will become a subsidiary of Micron. The Merger Agreement contemplates that AcquisitionCo will merge with and into the Issuer (the “Merger”) and each share of the Issuer’s Common Stock (the “Shares”) will be exchanged for 0.5625 of a share of Micron common stock (the “Merger Consideration”) following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer stockholder approval for the transactions contemplated thereby.

In connection with the Merger Agreement, and as a condition and inducement to Micron’s willingness to enter into the Merger Agreement, Mark W. Adams, Petro Estakhri, William T. Dodds, Robert C. Hinckley, Brian D. Jacobs, Charles E. Levine, Michael P. Scarpelli, Eric Stang, Mary Tripsas, Eric S. Whitaker, Thomvest

Seed Capital Inc. and Thomvest Holdings LLC (the “Principal Stockholders”) entered into voting agreements with Micron, each dated as of March 8, 2006 (each, a “Voting Agreement”) with respect to all Shares over which each such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) (collectively, the “Owned Shares”). The Owned Shares include any shares of the Issuer as to which a Principal Stockholder acquires beneficial ownership after the execution of the Voting Agreement.

Pursuant to the Voting Agreements, each of the Principal Stockholders appointed Micron and any designee of Micron as such Principal Stockholder’s proxy and attorney-in-fact to vote and act on each such Principal Stockholder’s behalf and in each such Principal Stockholder’s name, place and stead with respect to such Principal Stockholder’s Owned Shares, at any annual, special or other meeting of the stockholders of the Issuer and at any adjournment or postponement of any such meeting and to act by written consent with respect to each such Principal Stockholder’s Owned Shares.

Each Principal Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable and agreed not to grant any subsequent proxy with respect to such Principal Stockholder’s Owned Shares. Each Principal Stockholder further irrevocably and unconditionally agreed to vote or consent, or cause to be voted or consented the Owned Shares (i) in favor of adoption of the Merger Agreement and any other actions that would reasonably be expected to facilitate the Merger Agreement, the Merger and the other actions contemplated by the Merger Agreement or the proxy; (ii) against approval of any proposal in opposition to, or in competition with, the Merger Agreement or consummation of the transactions contemplated by the Merger Agreement or the proxy; and (iii) against any other acquisition proposal or any other action that is intended, or would reasonably be expected, to impede, prevent or otherwise adversely affect any of the transactions contemplated by the Merger Agreement.

Each Principal Stockholder also agreed that he or she will not, without the prior written consent of Micron, (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or make any agreement relating to, any of the Owned Shares or any securities convertible into or exchangeable for Shares, or (b) deposit the Owned Shares, or options with respect thereto, in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to the Owned Shares or options with respect thereto. Each Principal Stockholder further agreed that the Voting Agreement and each Principal Stockholder’s obligations thereunder attached to the Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares may pass.

The Voting Agreements terminate on the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the date on which a final vote is taken by Micron’s stockholders to approve the issuance of the Merger Consideration.

The foregoing summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Voting Agreement, filed as Exhibit 2.2 to Micron’s Form 8-K filed on March 10, 2006 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) Micron, pursuant to the Voting Agreements, has acquired the right to vote in favor of the Merger (as described in Item 4) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Micron may be deemed to have shared beneficial ownership of 9,737,369 Shares, representing 11.9% of the outstanding Shares. Micron and the other persons named in Item 2 disclaim beneficial ownership of such Shares.

(b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Micron may be deemed to have shared power to vote or to direct the voting of 9,737,369 Shares pursuant to the Voting Agreements as described in Item 4. Except as set forth in this Schedule 13D, to the knowledge of Micron, no person named in Item 2 beneficially owns any shares of Common Stock.

(c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Micron or, to the knowledge of Micron, the other persons named in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A copy of the Merger Agreement is filed as Exhibit 1.1 to the Issuer’s Form 8-K filed on March 8, 2006 and is incorporated herein by reference. A form of the Voting Agreement is filed as Exhibit 2.2 to Micron’s Form 8-K filed on March 10, 2006 and is incorporated herein by reference. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements.

Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of Micron, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1

Agreement and Plan of Merger, dated as of March 8, 2006, by and among Micron Technology, Inc., Lexar Media, Inc. and March 2006 Merger Corp. (incorporated herein by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed March 8, 2006 (Commission File No. 000-31103)).

Exhibit 99.2

Voting Agreement, dated as of March 8, 2006, by and between Micron Technology, Inc. and certain stockholders of Lexar Media, Inc. (incorporated herein by reference to Exhibit 2.2 to Micron’s Current Report on Form 8-K, filed March 10, 2006 (Commission File No. 1-10658)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2006
Date
MICRON TECHNOLOGY, INC. /s/ W.G. Stover, Jr.
Signature
W.G. Stover, Jr. Vice President of Finance and Chief Financial Officer
Name/Title

SCHEDULE I

Directors and Executive Officers of Micron Technology, Inc.

The following table sets forth the name and present principal occupation of each of the executive officers and directors of Micron Technology, Inc.  Unless otherwise indicated, the current business address of each of these individuals at Micron Technology, Inc. is 8000 S. Federal Way, Boise, Idaho  83716-9632 and each of these individuals is a citizen of the United States.

Name and Business or Home Address and Citizenship	Position with Micron Technology, Inc. and Present Principal Occupation or Employment

Steven R. Appleton	Director, Chairman, CEO, President
D. Mark Durcan	Chief Operating Officer
Roderic W. Lewis	Vice President of Legal Affairs; General Counsel and Corporate Secretary
W.G. Stover, Jr.	Vice President of Finance and CFO
Michael W. Sadler	Vice President of Worldwide Sales
Jan du Preez	Vice President of Memory Marketing
Jay L. Hawkins	Vice President of Operations
Robert J. Gove	Vice President of Imaging Group
Brian M. Shirley	Vice President of Memory
Kipp A. Bedard	Vice President of Investor Relations
Dr. Teruaki Aoki (Japan)	Director
James W. Bagley	Director
Mercedes Johnson	Director
Robert A. Lothrop	Director
Lawrence N. Mondry	Director
Gordon C. Smith	Director
Robert Switz	Director
William P. Weber	Director